Exhibit 3

MEDIA RELEASE
4 February 2003

Mayne confirms logistics sale completion

Mayne Group Limited today announced that it has completed the transaction for the sale of its Australian and Asian Contract Logistics and Cash Logistics (Armaguard) businesses to Linfox.  Completion has already occurred with DHL Worldwide Express for the Canadian business and with Toll for the Australian express business.

This finalises the sale of all Mayne’s non-health logistics assets on the basis that was announced on 1 November 2002.

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